August 30, 2006

Ms. Tia Jenkins

Office of Emerging Growth Companies

U.S. Securities and Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:	Orgral Technologies Corp.
Form 10KSB for Fiscal Year Ended May 31, 2005
Forms 10QSB for Fiscal Quarters Ended
August 31, 2005, November 30, 2005, and February 28, 2006
File no. 0-50817

Dear Ms. Jenkins:

We represent Orgral Technologies Corp. (the “Company”). We are in receipt of your letter dated July 21, 2006 and the following sets forth the Company’s response thereto:

Form 10-KSB for Fiscal Year Ended May 31, 2005

Item 8A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1.	You refer to Rules 13a-14(c) and 15d-14(c) instead of Rules 13a-15(e) or 15d-15(e) of the Exchange Act. Please revise to refer to the rules that are relevant to your company.

ANSWER: Item 8A of the Form 10-KSB for the period ended May 31, 2005 has been amended to refer to Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act.

2.

We note your principal and financial officer evaluated your disclosure controls and procedures as of a date “with 90 days before the filing of this annual report.” Please note that Item 306 of Regulation S-B requires an evaluation of effectiveness “as of the end of the period” covered by the report. Please revise your disclosure accordingly.

ANSWER: Item 8A of the Form 10-KSB for the period ended May 31, 2005 has been amended to disclose that the Company’s principal and financial officer evaluated the Company’s disclosure controls and procedures as of the end of the period covered by the report.

3.

We note your statement that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were “adequate.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are “effective.” Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

ANSWER: Item 8A of the Form 10-KSB for the period ended May 31, 2005 has been amended to disclose that the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are “effective.”

4.

The disclosure in Item 8A should state, if true, that your certifying officer concluded that your disclosure controls and procedures are “effective” to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and also that such information is accumulated and communicated to your management, including your certifying officer, to allow timely decisions regarding required disclosure.

ANSWER: Item 8A of the Form 10-KSB for the period ended May 31, 2005 has been amended to disclose that the Company’s have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that our disclosure and controls are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls

5.	Please review your disclosure to provide the information required by Item 308(c) or Regulation S-B.

ANSWER: Item 8A of the Form 10-KSB for the period ended May 31, 2005 has been amended to disclose there were no changes (including corrective actions with regard to significant deficiencies or material weaknesses) in the Company’s internal controls over financial reporting that occurred during the quarter ended May 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forms 10-QSB for Fiscal Quarters Ended August 31, 2005, November 30, 2005, and February 28, 2006

Item 3 – Controls and Procedures

6.

Please revise your disclosures to comply with Items 307 and 308 of Regulation S-B. Though the Item 3 disclosures included in your Forms 10-QSB are different from the related disclosures in your Form 10-KSB, you may refer to our comments above to assist you in complying with the rules.

ANSWER: Item 3 of the Forms 10-QSB for the periods ended August 31, 2005, November 30, 2005, and February 28, 2006 have been amended to include disclosures in accord with Items 307 and 308 of regulation S-B. The Company amended such disclosures based on comments set forth above regarding the Company’s Form 10-KSB for the period ended May 31, 2005.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Peter D. Visalli
PETER D. VISALLI